UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-38447

b1BANK

Employee Retirement Plan and Trust

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Business First Bancshares, Inc.

500 Laurel Street, Suite 101

Baton Rouge, Louisiana 70801

(Name of the issuer of the securities held pursuant to the plan and address of its principal executive office)

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

BATON ROUGE, LOUISIANA

DECEMBER 31, 2020

TABLE OF CONTENTS

Audited Financial Statements:	Page

Report of Independent Registered Public Accounting Firm	1-2

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-12

Supplemental Information:

Schedule of Assets Held for Investment	13

Report of Independent Registered Public Accounting Firm

b1BANK

  Employee Retirement Plan and Trust

Baton Rouge, Louisiana

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the b1BANK Employee Retirement Plan and Trust (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the b1BANK Employee Retirement Plan and Trust as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets held for investment as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Respectfully submitted, /s/ Hannis T. Bourgeois, LLP

We have served as the Plan’s auditor since 2016.

Baton Rouge, Louisiana

June 29, 2021

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2020 AND 2019

ASSETS

	2020	2019
Investments, at Fair Value:
Pooled Separate Accounts	$39,723,779	$20,597,894
Employer Stock	1,522,104	598,802
Guaranteed Interest Accounts	4,934,350	2,505,940
Total Investments, at Fair Value	46,180,233	23,702,636

Receivables:
Employer Contributions	50,780	-
Participant Contributions	88,765	-
Notes Receivable from Participants	557,739	376,033
Total Receivables	697,284	376,033
Net Assets Availiable for Benefits	$46,877,517	$24,078,669

The accompanying notes are an integral part of these financial statements.

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2020

Additions to Net Assets Attributed to:
Net Investment Gain	$6,151,530
Interest Income on Notes Receivable from Participants	30,959
Contributions:
Participants	2,456,646
Employer	1,366,999
Rollovers	1,230,852
Total Contributions	5,054,497
Total Additions	11,236,986

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	1,539,315
Participant Loan Distributions	14,645
Administrative Expenses	101,722
Total Deductions	1,655,682
Net Increase	9,581,304

Net Assets Available for Benefits:
Beginning of Year	24,078,669
Transfers In - Plan Merger	13,217,544
End of Year	$46,877,517

The accompanying notes are an integral part of this financial statement.

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Note 1 – Description of Plan –

The following brief description of b1BANK Employee Retirement Plan and Trust (the “Plan”) provides only general information. Participants should refer to the plan agreement for more complete information.

Change of Plan Name

Business First Bank, the plan sponsor, officially changed its name to b1BANK on December 1, 2019 and therefore changed the name of the plan from Business First Bank Employee Retirement Plan and Trust to b1BANK Employee Retirement Plan and Trust.

Description of Plan

The Plan is a defined contribution plan which covers all eligible employees of b1BANK (the “Bank”) who are at least 21 years of age and meet the service requirements as defined in the Plan. The Plan includes an automatic enrollment and deferral provision in which, upon meeting the eligibility requirements, an employee is automatically enrolled in the Plan to defer 4% of compensation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

During 2020, the Plan was amended for the optional relief items as permitted under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) which was signed into law on March 27, 2020. The provisions adopted by the Plan include coronavirus-related withdrawals and loans, the suspension of certain loan payments, and the waiver of required minimum distributions. See the respective disclosures below for more detailed explanations of the new provisions adopted.

On December 1, 2018, Business First Bancshares, Inc., parent bank holding company of b1BANK, the plan sponsor, acquired the outstanding stock of Richland State Bancorp, the parent bank holding company of Richland State Bank. Effective April 2, 2019, $3,814,905 of plan assets from Richland State Bancorp 401(k) Plan were transferred to and merged into the Plan.

On May 1, 2020, Business First Bancshares, Inc., parent bank holding company of b1BANK, the plan sponsor, acquired the outstanding stock of Pedestal Bancshares, Inc., the parent bank holding company of Pedestal Bank. Effective July 24, 2020, $13,217,544 of plan assets from Pedestal Bancshares, Inc. 401(k) Plan were transferred to and merged into the Plan. Due to contractual obligations and the exercise of the put option, $1,120,728 of funds remain in the Principal Fixed Account with Principal Life Insurance Company at December 31, 2020.

As disclosed in Note 7, effective January 4, 2021, the Plan changed its custodian. Accordingly, the net assets of the Plan transferred from Massachusetts Mutual Life Insurance Company (“Mass Mutual”) to Great-West Trust Company, LLC.

Management and the Investment Committee of b1BANK oversee governance of the Plan, determine the appropriateness of the Plan’s investment offerings, and monitor investment performance.

Contributions

Participants may contribute an amount equal to a percentage of their compensation earned during the plan year not to exceed the limits imposed by Section 401(k) of the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

The Bank will make a safe harbor matching contribution to participants of the Plan equal to 100% of the participant’s elective deferral that does not exceed 4% of the participant’s compensation. The Bank may also make discretionary matching and profit-sharing contributions to all eligible participants of the Plan. For the year ended December 31, 2020, the Bank made safe harbor matching contributions which totaled $1,366,999. No discretionary matching or profit-sharing contributions were made for the year ended December 31, 2020.

Participant Accounts

Each participant’s account is charged or credited with the participant’s contribution and the allocation of the Bank’s contribution, the Plan’s investment earnings or losses, certain Plan administrative costs paid by the Plan, and forfeitures of terminated participant’s non-vested accounts. Allocations are based upon participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided form the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon and in the Bank’s safe harbor matching contributions. The Plan was amended July 28, 2016, to provide a 6-year graded vesting for discretionary matching and profit-sharing contributions, with participants being 20% vested after 2 years and every year thereafter with 100% vested after 6 years. Prior to this date, participants were 100% vested in these discretionary contributions after 3 years.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50%, of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account. The loan interest rate is determined at two percent above the prime rate, as defined. Principal and interest are paid ratably through payroll deductions.

In accordance with the CARES Act, plan participants could request a one year delay of note repayments occurring between March 27, 2020 and December 31, 2020. The participants’ notes were re-amortized and includes any interest accrued during the period of delay. The ability to request a delay in note repayments under the CARES Act ceased as of December 31, 2020.

Additionally, the CARES Act permitted the Plan to temporarily increase the limit on participant loans to qualified individuals to $100,000 or 100% of the participant’s vested account balance, whichever is lower. This increase was permitted for loans granted during the period March 27, 2020 through September 22, 2020. In addition, repayment of these loans can be delayed in accordance with the provisions allowed under the CARES Act.

Payment of Benefits

Upon retirement or termination of service, participants are entitled to receive a lump sum payment equal to the value of their vested account balance.

In accordance with the CARES Act, participants who were receiving required minimum distributions were offered the option to waive their 2020 distribution and participants who were due to receive the first required distribution in 2020 had their required minimum distribution automatically waived. The ability to request special waivers with respect to required minimum distributions under the CARES Act ceased as of December 31, 2020.

Additionally, the CARES Act permitted plan participants to request up to $100,000 in coronavirus-related distributions, with repayment terms of up to three years. The ability to request coronavirus-related distributions under the CARES Act ceased as of December 31, 2020.

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

Forfeited Accounts

At December 31, 2020 and 2019, forfeited non-vested accounts totaled $59,901 and $28,537, respectively. These accounts may be used to reduce employer contributions or to pay plan expenses. During the year ended December 31, 2020, the forfeited non-vested accounts of $37,113 were used to pay plan expenses.

Note 2 – Summary of Accounting Policies –

Basis of Accounting

The financial statements of the Plan are prepared in accordance with the accrual basis of accounting. Investments are valued at current fair value as quoted by the custodian of the Plan. At December 31, 2020 and 2019, all assets of the Plan are participant directed.

Investment Contracts

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As of December 31, 2020 and 2019, the Plan had no fully benefit-responsive investments contracts.

Investment Valuation and Income Recognition

Investments are reported at fair value, except fully benefit-responsive investment contracts which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management of the Plan sponsor determines the Plan’s valuation policies utilizing information provided by the Plan custodian. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Net investment income (loss) includes gains and losses on investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year. Benefits are recorded when paid.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates, particularly given the significant social and economic disruptions and uncertainties associated with the ongoing COVID-19 pandemic and the COVID-19 control responses, and such differences may be material.

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged directly to the borrowing participant’s account and are included in administrative expenses when incurred. As of December 31, 2020 and 2019, no allowance for credit losses has been recorded. If a participant does not make loan repayments and the plan administrator considers the participant loan to be in default, the loan balance is reduced, and the delinquent participant note receivable is recorded as a benefit payment based on the terms of the Plan document. For the year ended December 31, 2020, deemed distributions totaled $14,645.

Risks and Uncertainties

The Plan provides for various investment options in any combination of selected funds held by the custodian. These funds are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these funds, it is a least reasonably possible that changes in the values of these funds will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

The COVID-19 outbreak in the United States and globally has caused an economic downturn on a global scale, disrupted global supply chains, and created significant uncertainty, volatility, and disruption across economies and financial markets. Therefore, uncertainty remains regarding the ongoing impact of the COVID-19 outbreak upon the Plan's net assets available for benefits, as well as upon the significant estimates and assumptions utilized in reporting certain assets and liabilities.

Expenses

The Bank may pay certain administrative expenses (i.e., custodian fees, fund fees, loan fees, recordkeeping fees, and other similar expenses) of the Plan. If such expenses are not paid by the Bank, they are paid out of Plan assets. Fees for certain transactions, such as withdrawals and loan processing, are charged directly to the account of the participant reporting such a transaction and included in administrative expenses. Investment related expenses are included in net investment income.

Reclassifications

Certain items in the 2019 financial statements may have been reclassified to conform to the presentation in the current year financial statements. Such reclassifications had no effect on the previously reported change in net assets available for benefits.

Note 3 – Plan Termination –

Although they have not expressed any intent to do so, the Bank has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

Note 4 – Tax Status –

The Plan sponsor has adopted a prototype plan which received a favorable determination from the Internal Revenue Service. The Plan itself has not separately applied for recognition of tax-exempt status. However, the Plan sponsor believes the plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. With few exceptions, the Plan is no longer subject to income tax examinations for years prior to 2017.

Note 5 – Fair Value Measurements –

The fair value measurement accounting literature provides a framework for measuring fair value. That framework provides a fair value hierarchy that provides the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs to the valuation methodology are based on unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access. Level 2 inputs are based primarily on quoted prices for similar assets in active or inactive markets and/or based on inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs are unobservable and are based on assumptions market participants would utilize in pricing the asset.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2020 and 2019.

Pooled Separate Accounts: These accounts are valued daily as the number of units held multiplied by the accumulation unit value (“AUV”). The AUV is determined based on the quoted market prices of the underlying investments and the account charges.

Guaranteed Interest Accounts: These accounts are valued at fair value based on the amount Plan participants or Plan sponsors would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity.

Employer Stock: The employer stock is an account comprised of common stock of Business First Bancshares, Inc. and short-term cash investments. The fair value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.

Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

The following table sets forth the level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020 and 2019:

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total

Guaranteed Interest Accounts	$-	$4,934,350	$-	$4,934,350
Unitized Employer Stock Accounts	1,522,104	-	-	1,522,104
Total Assets in the Fair Value Hierarchy	$1,522,104	$4,934,350	$-	$6,456,454

Investments Measured Using Net Asset Value Per Share Practical Expediant*				39,723,779
Total Investments at Fair Value				$46,180,233

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Guaranteed Interest Accounts	$-	$2,505,940	$-	$2,505,940
Unitized Employer Stock Accounts	598,802	-	-	598,802
Total Assets in the Fair Value Hierarchy	$598,802	$2,505,940	$-	$3,104,742

Investments Measured Using Net Asset Value Per Share Practical Expediant*				20,597,894
Total Investments at Fair Value				$23,702,636

*Certain investments that were measured at net asset value per share (“NAV”) practical expedient of the fund have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

The following tables summarize investments measured at fair value based on NAV per share practical expedient as of December 31, 2020 and 2019.

		December 31, 2020
		Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Pooled Separate Accounts:
Balanced Funds	(a)	$11,598,375	N/A	Daily	None
Bond Funds	(b)	5,294,455	N/A	Daily	None
International/Global Funds	(c)	10,060,057	N/A	Daily	None
Large Cap Funds	(d)	8,863,455	N/A	Daily	None
Mid Cap Funds	(e)	1,961,339	N/A	Daily	None
Small Cap Funds	(f)	1,734,220	N/A	Daily	None
Specialty Funds	(g)	211,878	N/A	Daily	None
Total Pooled Separate Accounts		$39,723,779

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

		December 31, 2019
		Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Pooled Separate Accounts:
Balanced Funds	(a)	$6,387,326	N/A	Daily	None
Bond Funds	(b)	3,791,229	N/A	Daily	None
International/Global Funds	(c)	2,558,197	N/A	Daily	None
Large Cap Funds	(d)	5,218,114	N/A	Daily	None
Mid Cap Funds	(e)	1,423,696	N/A	Daily	None
Small Cap Funds	(f)	1,042,847	N/A	Daily	None
Specialty Funds	(g)	176,485	N/A	Daily	None
Total Pooled Separate Accounts		$20,597,894

(a)	These investments seek to provide high total investment return. The funds invest in a portfolio of equity, debt and money market securities.

(b)

These investments seek to maximize total returns from price appreciation and income. The funds pursue income opportunities from government, corporate, emerging market and high-yield sources. The investments may include United States (“U.S.”) and non-U.S. corporate debt securities and sovereign debt securities.

(c)

These investments seek long-term growth of capital while providing current income. The funds invest primarily in common stocks of well-established companies located around the world, many of which have the potential to pay dividends. Under normal market circumstances, the funds invest a significant portion of its assets in securities of issuers domiciled outside the U.S., including those based in developing countries.

(d)	These investments seek long-term capital appreciation. The funds invest in equity securities of companies of any market capitalization that the adviser believes demonstrate promising growth potential.

(e)

These investments seek long-term capital appreciation. The funds invest a majority of its net assets in the common stock of small and mid-sized companies. They invest the majority of assets in U.S. companies, but also may invest in foreign companies in developed markets and in emerging markets.

(f)

These investments seek long-term growth of capital and current income. The funds invest a significant portion of its net assets in equity securities. Although the funds normally focus on securities on U.S. companies, they may invest a portion of net assets in securities of companies headquartered in foreign countries.

(g)

These investments seek to provide capital growth and appreciation. The funds seek to achieve the objective by investing a portion of its net assets in (1) equity securities of companies throughout the world that own, explore or develop natural resources and other basic commodities or supply goods and services to such companies, or (2) common stocks and other equity securities of real estate companies.

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

Note 6 – Party-In-Interest Transactions –

Certain Plan investments are held in guaranteed interest accounts (fixed accounts) held by Mass Mutual and Principal Life Insurance Company and pooled separate accounts managed by Mass Mutual. Additionally, a portion of the Plan’s assets are invested in Business First Bancshares, Inc. stock, the parent company of the Plan Sponsor, for which Reliance Trust serves as the independent fiduciary for the common stock fund. The Plan also holds notes receivable representing participant loans. Merrill Lynch Life Agency and Kestra Advisory Services are the investment and financial advisors for the Plan. Sentinel Pension and Payroll provides administration and accounting services to the Plan. The Plan Sponsor also pays directly, certain administrative expenses of the Plan. All of these transactions qualify as party-in-interest transactions. The Plan Sponsor believes that all of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

Note 7 – Subsequent Events –

Effective January 1, 2021, the Plan’s adoption agreement of the prototype plan was restated.

Effective January 4, 2021, the Plan changed its custodian. Accordingly, the net assets of the Plan were transferred from Mass Mutual to Great-West Trust Company, LLC. The investment funds were transferred as follows:

-	American Beacon SC Value R6 was transferred to Franklin Small Cap Value R6
-	American Funds New Prspctv R6 was transferred to American Funds New Perspective R6
-	Business First Bancshares, Inc Stock (BFST) was transferred to Business First Bancshares, Inc Stock (BFST)
-	Clearbridge Large Cap Growth Is was transferred to T. Rowe Price Blue Chip Growth
-	Columbia SC Growth I Inst3 was transferred to AB Small Cap Growth Z
-	DFA Commodity Strategy Inst was transferred to Fidelity 500 Index
-	Fixed Account was transferred to Fixed Account
-	Hartford MidCap R6 was transferred to JPMorgan Mid Cap Growth R6
-	Indexselect Mod Retirement I was transferred to My Retirement Path Index Moderate Retirement Fund
-	Indexselect Moderate 2025 I was transferred to My Retirement Path Index Moderate 2025 Fund
-	Indexselect Moderate 2035 I was transferred to My Retirement Path Index Moderate 2035 Fund
-	Indexselect Moderate 2045 I was transferred to My Retirement Path Index Moderate 2045 Fund
-	Indexselect Moderate 2055 I was transferred to My Retirement Path Index Moderate 2055 Fund
-	JPMorgan Equity Income R6 was transferred to JPMorgan Equity Income R6
-	PIMCO Income Inst was transferred to PIMCO Income Inst
-	Vanguard 500 Index Adm was transferred to Fidelity 500 Index
-	Vanguard Mid-Cap Index Adm was transferred to Fidelity Mid Cap Index
-	Vanguard Small-Cap Index Adm was transferred to Fidelity Small Cap Index
-	Vanguard Total Bond Mkt Ind Adm was transferred to Fidelity US Bond Index
-	Vanguard Total Intl Stock Adm was transferred to Fidelity Total International Index
-	Wells Fargo Spec MidCap Value R6 was transferred to MFS Mid Cap Value R6

There were no other funds added effective January 1, 2021.

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

EIN: 20-3977125 PN: 001

FORM 5500 SCHEDULE H LINE 4(i) – SCHEDULE OF ASSETS HELD FOR INVESTMENT

AS OF DECEMBER 31, 2020

	Identity of Issuer	Investment Description	Cost	Current Value

**	Massachusetts Mutual Life
	Insurance Company	Pooled Separate Accounts
		American Beacon SC Value R6	*	$580,640
		American Funds New Prspctv R6	*	7,562,274
		Clearbridge Large Cap Growth Is	*	4,775,814
		Columbia SC Growth I Inst3	*	695,319
		DFA Commodity Strategy Inst	*	211,878
		Hartford MidCap R6	*	623,615
		Indexselect Mod Retirement I	*	2,177,262
		Indexselect Moderate 2025 I	*	5,690,489
		Indexselect Moderate 2035 I	*	1,380,879
		Indexselect Moderate 2045 I	*	2,035,730
		Indexselect Moderate 2055 I	*	314,015
		JPMorgan Equity Income R6	*	2,651,430
		PIMCO Income Inst	*	2,938,524
		Vanguard 500 Index Adm	*	1,436,211
		Vanguard Mid-Cap Index Adm	*	719,149
		Vanguard Small-Cap Index Adm	*	458,261
		Vanguard Total Bond Mkt Ind Adm	*	2,355,931
		Vanguard Total Intl Stock Adm	*	2,497,783
		Wells Fargo Spec MidCap Value R6	*	618,575
				39,723,779

		Guaranteed Interest Accounts
**	Massachusetts Mutual Life
	Insurance Company	Fixed Account	*	3,813,622
**	Principal Life Insurance Company	Fixed Account	*	1,120,728
				4,934,350

**	Parent Company of Plan Sponsor	Employer Stock
		Business First Bancshares, Inc. (BFST)	*	1,522,104

**	Plan Sponsor	Notes Receivable from Participants
		Interest Rates Ranging from 4.50% - 7.50%		557,739

				$46,737,972

*	Cost information omitted for participant directed investments.
**	Denotes party-in-interest.

See report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

b1BANK EMPLOYEE RETIREMENT PLAN AND TRUST
Date: June 29, 2021

/s/ Margaret Singer Lee
Margaret Singer Lee
EVP, Chief Human Resources Officer